SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of August, 2008

OPTIBASE LTD
(Translation of registrant’s name into English)

2 Gav Yam Center, 7 Shenkar Street, Herzliya 46120, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection withRule 13g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a copy of the press release
Optibase, LTD. Announces Second Quarter Results.

        This report is hereby incorporated by reference to the Registration Statements on Form S-8 (File Nos. 333-10840;333-12814;333-13186;333-91650;333-122128;333-137644;333-139688) of the Company.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (Registrant) By: /s/ Amir Philips —————————————— Amir Philips Chief Financial Officer

Date: August 4, 2008

Media Contacts:
Talia Rimon, Director of Corporate Communications, Optibase Ltd.
011-972-9-9709-125
taliar@optibase.com

Investor Relations Contact:
Marybeth Csaby, KCSA for Optibase
+1-212-896-1236
mcsaby@kcsa.com

Optibase, LTD. Announces Second Quarter Results

HERZLIYA, Israel, August 4, 2008 – Optibase, Ltd. (NASDAQ:OBAS), a leader in advanced digital video solutions, today announced financial results for the second quarter ended June 30, 2008.

        Revenues for the second quarter ended June 30, 2008 were $5.7 million compared with $4 million for the first quarter of 2008 and $6.7 million for the second quarter of 2007.

        Net loss for the quarter ended June 30, 2008, was $2.1 million or $0.15 per basic and fully diluted share. This compares with a net loss of $2.9 million or $0.21 per basic and fully diluted share for the first quarter of 2008, and a net loss of $2 million or $0.15 per basic and diluted share for the second quarter of 2007. Weighted average shares outstanding used in the calculation were approximately 14 million basic and fully diluted for the second quarter of 2008 and 13.6 million basic and fully diluted for the first quarter of 2008 and 13.5 million basic and fully diluted for the second quarter of 2007.

        For the six months ended June 30, 2008, revenues totaled $9.8 million, compared with $12.2 million for the six months ended June 30, 2007. Net loss for the period was $5 million or $0.36 per basic and fully diluted share, compared to a net loss of $3.5 million or $0.26 per basic and fully diluted share for the six months ended June 30, 2007. Weighted average shares outstanding used in the calculation for the periods were approximately 13.8 million basic and fully diluted and 13.5 million basic and fully diluted respectively.

        As of June 30, 2008, the Company had cash, cash equivalents, and other financial investments, net, of $12.4 million, and shareholders’ equity of $39.4 million, compared with $7.6 million, and $36 million as of March 31, 2008 respectively.

        Amir Philips CFO of Optibase, commented, “We gained back our momentum in the quarter with increased revenues, The execution of our strategy continued on track with our two new products, Creator Ingest Server and the EZ TV and the MGW X100 products. Our backlog and pipeline are showing significant growth for the second half of 2008 and we are on track realizing some of the contracts that were delayed last quarter.

        “Our bottom-line continued to be impacted by the devaluation of the U.S. dollar compared to the New Israeli Shekel, the result of which again added pressure to our operating income. Despite this, our businesses and sales of our products have shown growth over the first quarter of 2008.”

        He concluded by saying, “We are optimistic about what is to come for Optibase in terms of product innovation and new orders. Our strong R & D is an advantage that provides us with the ability to continually accommodate and serve our current and future customers.”

About Optibase
Optibase provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The company’s platforms enable the creation, broadband streaming and playback of high quality digital video.  Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television.  Headquartered in Israel, Optibase operates through its fully owned subsidiary in Mountain View, California and offices in, Japan, China, India and Singapore.  Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners.

For further information, please visit www.optibase.com

Conference Call:
Optibase has scheduled a conference call for 9 a.m. EDT, August 4, 2008 to discuss the second quarter results.

For those unable to participate, there will be replay available from 12:00 p.m. EDT on August 4, 2008 through 11:59 p.m. EDT, September 4, 2008. Please call: +(800) 642-1687 (Domestic) and +(706) 645-9291 (International). REPLAY CODE: 57167356.

Interested parties may access the conference call over the Internet via, www.kcsa.com. To listen to the live call, please go to the KCSA Web site at least 15 minutes prior to the scheduled start time to register, download and install any necessary audio software.

This press release contains forward-looking statements concerning our marketing and operations plans. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations and estimates, which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the evolving market for digital video in general and the infancy of the IPTV market in particular, competition, our ability to manage growth and expansion, general economic conditions and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F. The Company does not undertake any obligation to update forward-looking statements made herein.

This release and prior releases are available on the Company’s Web site at www.optibase.com.

This release and prior releases are also available on the KCSA Public Relations Worldwide Web site at www.kcsa.com.

Optibase Ltd.
Condensed Consolidated Statement of Operations
For the Period Ended June 30, 2008

	Six months ended		Three months ended
	June 30 2008 $ Unaudited	June 30 2007 $ Unaudited	June 30 2008 $ Unaudited	June 30 2007 $ Unaudited

Revenues	9,770	12,221	5,743	6,672
Gross profit	4,964	5,772	2,936	2,790
Operating expenses:
Research and development, net	3,289	2,471	1,588	1,270
Selling, general and administrative	6,101	4,919	3,195	2,625
Total operating expenses	9,390	7,390	4,783	3,895

Operating loss	(4,426)	(1,618)	(1,847)	(1,105)
Other expenses	(705)	(2,084)	(219)	(810)
Financial income (expense), net	115	200	(47)	(123)

Net loss from continuing operations	(5,016)	(3,502)	(2,113)	(2,038)
Income related to discontinued operations	20	-	10	-

Net loss	(4,996)	(3,502)	(2,103)	(2,038)
Other comprehensive income
Unrealized holding losses on available for sale securities	(267)	(664)	-	(799)
Total comprehensive loss	(5,263)	(4,166)	(2,103)	(2,837)

Net loss per share:
Basic and diluted	($ 0.36)	($ 0.26)	($ 0.15)	($ 0.15)

Number of shares used in computing Earning per share

Basic and diluted	13,829	13,511	14,017	13,527

Amount in thousands except per share data

Optibase Ltd.
Condensed Consolidated Balance Sheets

	June 30 2008	December 31 2007

	Unaudited

Assets
Current Assets:
Cash, cash equivalents and short term investments, net	12,365	18,387
Trade receivables net of allowance for bad debts	4,308	4,053
Inventories	4,267	5,321
Other receivables and prepaid expenses	921	1,487
Assets Related To Discontinued Operations	-	43
Total current assets	21,861	29,291

Other long term investments	28,553	20,316

Fixed assets, net	1,627	1,691
Total assets	52,041	51,298

Liabilities and shareholders' equity
Current Liabilities:
Trade payables	2,207	2,753
Accrued expenses and other liabilities	6,737	6,278
Liabilities Related To Discontinued Operations	162	162
Total current liabilities	9,106	9,193
Accrued severance pay	3,582	2,941
Total shareholders' equity	39,353	39,164
Total liabilities and shareholders' equity	52,041	51,298

Amounts in thousands